
                    SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12B-25


                                                    Commission File Number _____

                          NOTIFICATION OF LATE FILING
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


(Check One):                   [X]  Form 10-K           [ ]  Form 11-K               [ ] Form 20-F
                               [ ]  Form 10-Q           [ ]  Form N-SAR

For Period Ended:      December 31, 1996

[ ]                    Transition Report on Form 10-K                     [ ]  Transition Report on Form 10-Q
[ ]                    Transition Report on Form 20-F                     [ ]  Transition Report on Form N-SAR
[ ]                    Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I.  REGISTRANT INFORMATION


Full name of registrant  MERISEL, INC.
                         ----------------------------------------------------
Former name if applicable

-----------------------------------------------------------------------------
Address of principal executive office (Street and number)

                         200 Continental Boulevard
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City, State and Zip Code El Segundo, California 90245
                         ----------------------------------------------------

                        PART II.  RULE 12-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III.  NARRATIVE


          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Merisel, Inc. (the "Company") is presently unable to file its Annual Report on Form 10-K for the year ending December 31, 1996 for the reasons described below.

          The Company is engaged in active negotiations with holders of the Company's 12 1/2% Senior Notes Due 2004 (the "Notes") issued under the Indenture, dated October 15, 1994, between the Company and The Bank of New York as successor Trustee, to restructure this debt, including converting all of such debt to common equity. Such restructuring also entails the Company's attempt to obtain an extension of the final maturity of the senior debt of Merisel Americas, Inc., a wholly owned subsidiary of the Company ("Merisel Americas"). The conversion of all of the Notes, if successful, would allow the Company to avoid significant amortization payments which would otherwise be required in June, 1997 under Merisel Americas' senior debt obligations. No definitive agreements have been reached, but the Company is hopeful that it can achieve agreements in principle within the next two weeks. The Company's ability to finalize these negotiations will determine whether the long-term debt evidenced by such agreements will remain classified as long-term debt or whether all or part of such debt will be reclassified as short-term debt. There can be no assurance that the Company's negotiations with respect to such financing arrangements will be successful. Pending further resolution of these issues, the Company's independent auditors, Deloitte & Touche LLP, have advised the Company that they will not be able to deliver their final independent auditors' report and thus the financial statements required to be filed in response to Item 8 of Form 10-K. See the accountant's statement required by Rule l2b-25(c), attached hereto as Exhibit B.

     The Company believes that until it determines whether the above referenced restructuring can be achieved, the Company's responses to the other disclosures required by Form 10-K would be incomplete or misleading (including, without limitation, the Company's responses to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 1, Business). Because the outcome of these negotiations could impact how the Company conducts its business in the present fiscal year, any historical descriptions of the operations of the business would be only partially complete, and it would be difficult for the Company to delineate its operating and other financing requirements for the remainder of the fiscal year.

     For the reasons set forth above, the Company's inability to file timely its Annual Report on Form 10-K for the year ended December 31, 1996 could not be eliminated by the Company without unreasonable effort or expense. The

Company intends to file the subject annual report on Form 10-K no later than the fifteenth calendar day after the due date of the report.


                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      James E. Illson           (310)             615-3080
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      (Name)                 (Area Code)      (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
 identify report(s).       [X] Yes        [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
 portion thereof?          [X] Yes        [ ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See the press release, dated February 24, 1997 attached hereto as Exhibit A.

                                 MERISEL, INC.
--------------------------------------------------------------------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      March 31, 1997                 By   /s/  James E. Illson
     ------------------------------      -----------------------------
                                         James E. Illson
                                         Senior Vice President-Finance,
                                         Chief Financial Officer and
                                         Assistant Secretary


     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signa ture. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                 MERISEL NEWS PRESS RELEASE

For Immediate Release                                      Contact: James Illson
                                          Senior Vice President, Finance and CFO
                                                                  (310) 615-1295

                                             Financial Media/Investor Relations:
                                                                     Rivian Bell
                                                                  (310) 615-6812
                                                                  (310) 615-6868
                                                  (800) 686-1910 (24-hour pager)

             Merisel Reports Q4 Net Profit, 1996 Year-End Results;
                 Retains DLJ to Assist in Debt Restructuring

                  Merisel's Q4 Net Profit Is First Since 1994

El Segundo, Calif. (Feb. 24, 1997) -- Merisel, Inc. (NASDAQ:MSEL) announced today that it has returned to profitability for the fourth quarter ended December 31, 1996. The results represent the first profitable quarter in the past eight quarters.

The company reported consolidated net income for the quarter of $1,675,000 on sales of $1,150,000,000, compared with a net loss of $(77,256,000) on sales of $1,578,000,000 for the fourth quarter of 1995. Earnings per share rose to $0.06 from a loss per share of $(2.59) for the comparable period last year. Net income was $3,708,000 prior to the recognition of a $(2,033,000) charge associated with Merisel's Franchise and Aggregation Business (FAB), the sale of which is expected to be completed shortly.

For the year ended December 31, 1996, the company reported a net loss of $(140,375,000) or $(4.68) per share on sales of $5,522,824,000 compared with a net loss of $(83,911,000) or $(2.82) per share on sales of $5,956,967,000 for
1995. The 1996 loss includes a $(40,000,000) impairment charge on intangible assets associated with Merisel FAB, a $(33,455,000) loss on the sale of Merisel's European, Mexican, and Latin American operations, and the previously discussed $(2,033,000) charge for the FAB sale. The seven percent decline in revenues is attributed to third quarter divestitures and lower U.S. distribution sales. 1996 sales for the U.S. and Canadian distribution business totaled $3,440,000,000 and were essentially even with 1995 sales of $3,430,000,000.

Adjusted EBITDA, as defined below, totaled $19,300,000 and $8,900,000 for the fourth quarter and year ended December 31, 1996, respectively. For the U.S. and Canadian distribution business, adjusted EBITDA for the fourth quarter totaled $16,200,000. Adjusted EBITDA is defined as earnings before interest, asset securitization

                                    (more)

                                [MERISEL LOGO]

200 Continental Blvd., El Segundo, CA  90245-0984 . (310) 615-3080 Fax
(310) 615-6819

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MERISEL/Q4 1996 EARNINGS
PAGE 2

fees, income taxes, depreciation and amortization, charges for asset impairments, the loss on the sale of the company's European, Mexican, and Latin American businesses, and restructuring charges.

For the fourth quarter ended December 31, 1996, the company incurred interest expense and asset securitization fees of $12,100,000 versus $9,100,000 for the same period last year. Interest expense and asset securitization fees for 1996 totaled $53,500,000 versus $47,900,000 for 1995.

"Our fourth quarter result reflect the strengthening of our operational competencies, our margin performance, and our management team," stated Dwight A. Steffensen, Merisel chairman and chief executive officer. "While fourth quarter sales volume declined, growth in our Canadian subsidiary exceeded market growth rates. The Merisel Open Computing Alliance (MOCA) reported its third record quarter of revenues and is currently outpacing Sun Microsystems' expectations. Internally, refinements in Merisel's Information and Logistical Efficiency System (MILES) raised shipping accuracy from an average of 99.83 percent in July to 99.98 percent today. With many of our nine warehouses now shipping at 100 percent accuracy, we have significantly raised customer service levels and have reduced customer disputes and returns.

"Merisel began fiscal 1996 as a disparate, global operating organization, and we enter fiscal 1997 as a tightly focused North American distribution organization with substantially improved logistics systems."

Mr. Steffensen went on to state that "the same attention we gave to infrastructure issues in 1996 must be given to sales in 1997. The appointment of Bob McInerney as president and chief operating officer brings Merisel a strong industry veteran with the right perspective to build sales while containing operating expenses. Bob will work with Jim Wittry, senior vice president of sales, to expand the sales force and sales infrastructure. While the incremental expense of adding staff could affect profitability in the short term, the benefits over time should more than outweigh these increased costs."

Mr. Steffensen emphasized that "our emphasis on rebuilding sales growth is only meaningful if we also rebuild profitability. We can only achieve long-term profitability if we reduce our debt service to acceptable levels and create a permanent capital structure to support Merisel's future growth. To assist us in the restructuring process, we have retained Donaldson, Lufkin & Jenrette Securities Corporation (DLJ) as financial advisors.

                                    (more)

Merisel/Q4 1996 Earnings
Page 3


"We intend to effect a permanent resolution of the debt issue and create an appropriate financial foundation to serve our core business. Despite the improvements in operations, the company's long-term viability depends on satisfactorily restructuring the debt. We intend to enter discussions with existing lenders promptly and pursue an aggressive timetable to complete the restructuring."

Except for the historical financial information contained herein, the matters discussed in this news release constitute forward looking information, and actual results could differ materially from current expectations. Among the factors that could impact actual results are the following: any change in the status of the pending sale of Merisel's Franchise and Aggregation Business, the company's pending debt restructuring, and other items detailed periodically in the company's SEC reports on forms 10-K and 10-Q.

Merisel, Inc. (NASDAQ:MSEL) is a leader in the distribution of computer hardware, software and networking products. Merisel distributes a full line of 25,000 products to more than 45,000 resellers throughout the U.S. and Canada.

           MERISEL, INC. AND SUBSIDIARIES SUMMARY OPERATING RESULTS
                   (In thousands, except per share amounts)



                                    3 Months Ended Dec. 31,       12 Months Ended Dec. 31
                                      1996        1995               1996        1995
Net Sales                           $1,150,035    $1,578,191      $5,522,824     $5,956,937
Gross Profit                            65,251        55,738         289,254        323,689
Impairment Loss                          2,033        51,383          42,033         51,383
Loss on Asset Sale                          --            --          33,455             --
Income(Loss) Before
   Income Taxes                          1,833       (97,258)       (138,836)      (105,690)
Net Income(Loss)                         1,675       (77,256)       (140,375)       (83,911)

Net Income(Loss) Per
   Share                                 $0.06        $(2.59)         $(4.68)        $(2.82)
Weighted Average Shares                 30,099        29,859          30,001         29,806
   Outstanding

                                     # # #

             Note to Editors:  Additional Financial Tables Follow

                         MERISEL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE QUARTER ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNT)
                                  (UNAUDITED)


NET SALES                                                 $1,150,035

COST OF SALES
 GROSS PROFIT                                              1,084,784
                                                          ----------
                                                              65,251

SELLING, GENERAL & ADMINISTRATIVE EXPENSES                    49,381
IMPAIRMENT LOSS                                                2,033
                                                          ----------
 OPERATING INCOME                                             13,837

INTEREST EXPENSE                                               8,346
OTHER EXPENSES                                                 3,658
                                                          ----------
 INCOME BEFORE INCOME TAXES                                    1,833

INCOME TAX PROVISION                                             158
                                                          ----------
 NET INCOME                                               $    1,675
                                                          ==========

WEIGHTED AVERAGE SHARES OUTSTANDING                           30,099
                                                          ==========

NET INCOME PER SHARE                                      $     0.06
                                                          ==========

                        MERISEL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNT)
                                  (UNAUDITED)

NET SALES                                                     $5,522,824

COST OF SALES                                                  5,233,570
                                                              ----------
 GROSS PROFIT                                                    289,254

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
                                                                 295,021
IMPAIRMENT LOSSES
                                                                  42,033
                                                              ----------
 OPERATING LOSS                                                  (47,800)

LOSS ON SALE OF EUROPEAN, MEXICAN AND LATIN
 AMERICAN OPERATIONS                                              33,455
INTEREST EXPENSE                                                  37,431
OTHER EXPENSES                                                    20,150
                                                              ----------
 LOSS BEFORE INCOME TAXES                                       (138,836)

INCOME TAX PROVISION                                               1,539
                                                              ----------
 NET LOSS                                                     $ (140,375)
                                                              ==========

WEIGHTED AVERAGE SHARES OUTSTANDING                               30,001
                                                              ==========
NET LOSS PER SHARE                                            $    (4.68)
                                                              ==========

                                   Exhibit B
                                   ---------

March 31, 1997

Securities and Exchange Commission
Mail Stop 9-5
450 5th Street, N.W.
Washington, D.C.  20549

Re:  Merisel, Inc. Form 12b-25

Dear Sirs/Madams:

We are independent accountants for Merisel, Inc. At December 31, 1996, Merisel has outstanding $125,000,000 of 12.5% senior notes due 2004, as amended. The Company is engaged in negotiations with holders of the notes to restructure this debt, including converting all of such debt to equity. The Company is also attempting to obtain an extension of the final maturity of the senior debt of Merisel Americas, Inc. a wholly owned subsidiary of Merisel, Inc.

The results of the negotiations will impact the balance sheet classification of the debt as well as the financial statement disclosures. Accordingly, as these negotiations are not complete, additional time is required for us to complete our audit of the financial statements of Merisel, Inc. for the year ended December 31, 1996.

Yours truly,



/s/ Deloitte & Touche LLP